Exhibit 99.4

PRESS RELEASE For immediate distribution

BRP ANNOUNCES ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS WILL BE HELD ON MAY 29, 2025

Valcourt, Quebec, April 23, 2025 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) (“BRP” or the “Company”) announces that its annual and special meeting of shareholders (the “Meeting”) will be held on Friday, May 29, 2025 at 11:00 a.m. EDT and will be conducted by live webcast.

The Company is holding the Meeting as a completely virtual meeting, which all shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to attend. Registered shareholders and duly appointed proxy holders are strongly encouraged to vote their shares in advance of the Meeting as described in the Company’s Management Information Circular posted concurrently herewith on brp.com, on SEDAR+ and on EDGAR, or to vote virtually at the Meeting online. Voting results for each of the resolutions will be announced after the Meeting and reported on SEDAR+.

Shareholders who wish to participate online can go to https://meetings.lumiconnect.com/400-202-255-442 and click “I have a login” and then enter the 15-digit control number located on their form of proxy and the password “brp2025”. Anyone can join the Meeting as a guest by clicking on “Guest” and completing the online form. Guests will be able to listen to the Meeting but will not be able to vote or ask questions. Shareholders and guests may also attend the Meeting by conference call at the following numbers:

●	French: 1-877-859-1484
●	English: 1-888-977-5948
●	Original (without interpretation): 1-888-870-3025

Following the Meeting, the webcast of the Meeting will be accessible on the Company’s website at brp.com until next year’s annual meeting of shareholders.

Registered shareholders and duly appointed proxy holders will also be entitled to submit questions to the Company in advance of the Meeting by email at brpaga@brp.com, and during the Meeting through the platform available at https://meetings.lumiconnect.com/400-202-255-442, which questions will, subject to certain verifications by the Company, be addressed at the Meeting. Questions sent in advance by e-mail must be provided by no later than 11:00 a.m. (EDT) on May 27, 2025, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays and holidays).

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines. Headquartered in Quebec, Canada, BRP had annual sales of CA$7.8 billion from over 130 countries and employed approximately 16,500 driven, resourceful people as of January 31, 2025.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

Caution concerning forward-looking statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes” “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements, by their nature, involve inherent risks and uncertainties and are based on a number of assumptions, and are subject to important risks and uncertainties, both general and specific, made by the Company in light of its experience and perception of historical trends. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Forward-looking statements are subject to numerous factors, many of which are beyond BRP’s control, including the risk factors disclosed previously and from time to time in BRP’s filings with the securities regulatory authorities in each of the provinces and territories of Canada and the United States, available on SEDAR+ at sedarplus.com or EDGAR at sec.gov, respectively. The forward-looking statements contained in this press release are made as of the date of the press release (or as of the date they are otherwise stated to be made), and are subject to change after such date and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations.

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For media enquiries: Émilie Proulx Media Relations media@brp.com	For investor relations: Philippe Deschênes Investor Relations Tel.: 450.532.6462 philippe.deschesnes@brp.com